390 Interlocken Crescent. Suite 900
Broomfield, Colorado 80021

May 25, 2006

Via Edgar Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brad Skinner, Accounting Branch Chief
Mark Kronforst, Assistant Chief Accountant

Re:	Cardinal Communications, Inc.
Form 10KSB for the Fiscal Year Ended December 31, 2005 Filed April 17, 2006
Form 10KSB for the Fiscal Year Ended December 31, 2004 Filed March 31, 2005
File No. 1-15383

Dear Mr. Skinner and Mr. Kronforst:

On behalf of Cardinal Communications, Inc. (the “Company”) we present our responses to the letter of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 27, 2006 (the “Letter”). Set forth below is the Company’s response to the Staff’s comments. We have reproduced the Staff’s comments in bold type and have followed each comment with our response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require

Form 10-K for Fiscal Year Ended December 31, 2005

Item 1A. Risk Factors

1.
We note that you are not in compliance with certain bank loan covenants. Please identify the debt for which you are not in compliance and describe the covenant violations. In addition, explain to us the consequences of this non-compliance and explain why you have not disclosed these matters in detail.

Response 1:

The sentence in question was grammatically and factually incorrect. We miscalculated the bank covenants while we were preparing the 10-KSB and subsequent to filing we determined we were in fact in compliance with all bank covenants. In future reports we will correct and restate this risk factor to reflect the accurate calculations.

Item 6. Management’s Discussion, Analysis and Plan of Operation

Liquidity and Capital Resources

2.
We note the brief discussion within this section of your expected future liquidity. Merely stating that management believes that sufficient cash will be generated from private placements of securities and operations appears to be insufficient disclosure considering the significant liquidity challenges disclosed throughout your filing. Your disclosure should discuss the types of financing that are, or that are reasonably likely to be, available, the amounts or ranges involved, the nature and the terms of the financing, other features of the financing and plans, and the impact on the company’s cash position and liquidity (as well as results of operations in the case of matters such as interest payments). In addition, your disclosure should discuss how your operations will contribute to your short-term liquidity and identify any operational changes that will be necessary. Finally, your disclosure should also address your long-term cash requirements and your expectations for both financing and cash generated or used from your operations. Please explain to us why you believe your current disclosures are adequate and refer to Section IV of SEC Release 33-8350 in your response.

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated April 27, 2006

Response 2:

We view Item 6: Management’s Discussion, Analysis and Plan of Operations as our discussion of past, present and future liquidity.

Section IV of SEC Release 33-8350 requires companies to provide disclosure in the related categories of liquidity and capital resources. Specifically a company is required to include in MD&A the following information to the extent it is material:

•	Historical information regarding sources of cash and capital expenditures;

•	An evaluation of the amounts and certainty of cash flows;

•	The existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;

•	Discussion and analysis of know trends and uncertainties;

•	A description of expected changes in the mix and relative cost of capital resources;

•	Indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and

•	A discussion of prospective information regarding companies’ sources of and needs for capital, except where otherwise clear from the discussion

We have complied with all seven of these points and the requirements of SEC Release 33-8350 and believe an amendment is not necessary. In future annual reports we will strengthen our cash flow evaluation, and more clearly highlight our certainty of cash flows. However in this 10-KSB our main cash flow points are repeated throughout Item 6. Management’s Discussion, Analysis and Plan of Operation.

Item 8A. Controls and Procedures

3.
We note that you have included a report that indicates that management has evaluated internal control over financial reporting as of March 31, 2006. Please explain to us the purpose of this disclosure and describe the procedures followed in order to perform this evaluation. Explain how your assessment compared with what would have been required had you been required to comply with Item 308(a) of Regulation S-K. In addition, explain to us why readers are not informed, either within the management report or the audit opinion, that an audit was not performed.

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated April 27, 2006

Response 3:

The purpose of the Controls and Procedures disclosure is to comply with the information required by Items 307 of Regulation S-B and 308 of Regulation S-B. Under the Securities Exchange Act of 1934 Rule 13a-15 the term internal control over financial reporting is defined as a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals (GAAP) and includes those policies and procedures that:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
2.
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

3.
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

We believe our efforts fully comply with Items 307 and 308 of Regulation S-B. As an SB filer we are not yet subject to the 404 requirements and as such did not enlist our auditors to perform an audit of our internal controls.

Note 12. Commitments and Contingencies

4.
We note your disclosures regarding litigation that indicate that you do not expect the matters to have a material adverse effect on the company. We further note that you indicate that you “cannot control the outcome and the extent of losses” of several matters disclosed within this section. Please note that this disclosure does not appear to satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. In that case, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible or state that such an estimate cannot be made. Please tell us whether you believe that there are reasonably possible material additional losses and how your disclosures comply with SFAS 5 and SAB Topic 5Y.

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated April 27, 2006

Response 4:

Every quarter we engage our counsel to evaluate our legal proceedings and the possibility of loss. SFAS 5 and SAB Topic 5Y are substantially similar enough to discuss together.

Our counsel uses three levels of loss assessment: probable (the future event or events are likely to occur), reasonably probable (the chance of future loss is more then remote but less than likely), and remote (the chance of the future event or events occurring is slight). Whenever counsel believes the possibility of a loss is more than remote we estimate the liability and record the amount. We have complied with SFAS 5 and SAB Topic 5Y.

5.
We note your disclosure of the shares issued to debt consultants and registered on Form S-8 on page F-23. Please direct us to disclosure within your financial statements regarding this contingency that complies with the requirements of SFAS 5.

Response 5:

This item was also reported on our Current Report on Form 8-K filed with the SEC on March 30, 2006. We reviewed the requirements of SFAS No. 5 relating to the requirements to accrue loss contingencies and to make disclosure regarding such loss contingencies.

•
It is our conclusion that Cardinal should recognize (and has recognized) a liability representing its estimated liability to Jantaq Investments, Inc. (Jantaq) based on the demand made by Jantaq. We recorded a liability of $303,058 in the third quarter of 2005 in relation to this demand. This is in the liability section of our balance sheet under Notes Payable because this demand has been made in relation to a note payable.

•
It is our conclusion that Cardinal is not required to accrue any loss contingencies resulting from the stock issuances because there is no pending or threatened litigation and the amount of loss (even were litigation threatened or brought) cannot be reasonably estimated. See paragraphs 8, 33 and 38 of SFAS No. 5 discussed in more detail below.

•
It is also our conclusion that, because of the applicability of SFAS 5, no disclosure is required under Item 4.02 of Form 8-K. That item requires disclosure if there is a restatement of financial statements. Because Cardinal’s financial statements already include the estimated potential liability to Jantaq, and because other liabilities associated with the stock issuances have neither been asserted nor are estimable, Cardinal has concluded that it does not need to record any further contingent liabilities.

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated April 27, 2006

As you will note from the Form 8-K that has been filed with the Commission on March 30, 2006, Cardinal has and will continue to comply with the requirements of SFAS 5.

Conclusion

We appreciate your comments and are striving to improve our public disclosures. In the future we will be more mindful of SEC Release 33-8350 and keep a close watch on SFAS 5 issues as they occur. We appreciate your staff’s time in reviewing our disclosures and correspondence.

Sincerely,

/s/ Ronald S. Bass
Ronald S. Bass
Principal Accounting Officer

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated April 27, 2006

Statement of Responsibility

In connection with our responses to the Securities and Exchange Commission comments, we the Company of Cardinal Communications, Inc. acknowledge:

We are responsible for the adequacy and accuracy of the disclosures in our financial reporting and public filings;

We further acknowledge Securities Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

We further acknowledge that Cardinal Communications, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: May 24, 2006	By: /s/ Edouard A. Garneau
Name: Edouard A. Garneau
Title: Chief Executive Officer

Date: May 24, 2006	By: /s/ Ronald S. Bass
Name: Ronald S. Bass
Title: Principal Accounting Officer

Cardinal Communications, Inc. Response to Securities and Exchange Commission Comments Dated April 27, 2006